May 25, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010
Attention:    H. Christopher Owings

Re:
The Neiman Marcus Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 12, 2006
File No. 333-133184
Amendment No. 2 to Registration Statement on Form S-4
Filed May 12, 2006
File No. 333-133186

Dear Mr. Owings:

        On behalf of The Neiman Marcus Group, Inc. (the "Company"), set forth below are responses to the comment letter dated May 23, 2006 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") relating to the Company's Registration Statement (File No. 333-133184) on Form S-1 and Registration Statement (File No. 333-133186) on Form S-4. The Company has today filed Amendment No. 2 to such Registration Statements (as amended the "Registration Statements"). Two copies of this letter and the Registration Statements are also being hand delivered to you.

        All references in the Company's response to pages and captioned sections are to the Registration Statements as filed today. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statements.

Amendment No. 1 to Registration Statement on Form S-1 Filed May 12, 2006

Unaudited Pro Forma Condensed Consolidated Financial Information, page 39

1.
We note your response to comment 2 in our letter dated May 3, 2006 and the revision to your disclosure in Note (4) on page 44. It does not appear that the pro forma adjustments related to stock-based compensation expense are related to the allocation of purchase price or the additional financing. Please tell us why the stock-based compensation adjustments are directly related to the transactions or delete the adjustments. Please refer to paragraph (b)(6) of Article 11 of Regulation S-X.

        Response:

        We have deleted the pro forma adjustment for stock-based compensation expense.

Financial Statements, page F-1

2.
We note your response to comment 10 in our letter dated May 3, 2006. We expected your response to address both gift cards issued under your loyalty program and gift cards sold in your specialty retail stores and direct marketing segments. Please tell us your accounting policy for recognizing breakage related to gift cards sold in your specialty retail stores and direct marketing segments and the amounts of breakage, if any, recognized for each of the years (and interim periods) presented. Please also tell us how you estimate breakage and the historical data that supports your breakage estimates. If material, please disclose your accounting policy related to breakage in the notes to your financial statements.

        Response:

          The accounting for 1) gift cards sold in our specialty retail stores and direct marketing segments and 2) gift cards issued in connection with our loyalty programs is summarized below.

  Gift cards sold to customers

          With respect to gift cards sold in our specialty retail stores and through our direct marketing segments, we have not recorded breakage in fiscal years 2003, 2004 or 2005 or in the interim periods through January 29, 2006. We periodically evaluate the recorded liabilities for unredeemed gift cards sold to our customers. To date, our basis for concluding that the breakage associated with unredeemed gift cards should not be reversed into income is based upon various factors, including the following:

    •
    Our gift cards have no stated expiration dates.

    •
    We believe such cards are subject to escheatment statutes in certain of the states in which we conduct our operations.(1)

    •
    In other jurisdictions in which we conduct our operations, we believe it is unclear whether the unredeemed gift cards are subject to 1) escheatment statutes, or potential interpretations of such statues, in effect at the time of sale, 2) escheatment statutes, or potential interpretations of such statutes, that have been enacted subsequent to the time of sale or 3) escheatment statutes, or the potential interpretations of such statutes, that may be enacted in the future.

    •
    We believe it is probable that a number of states in which we conduct our operations will assert escheatment rights with respect to the unredeemed cards.

          Our annual gift card sales represent less than 2% of our revenues. The recorded liability for unredeemed gift cards sold to customers aggregated approximately $33 million as of January 28, 2006, which amounts represents less than 0.50% of our total assets. In addition, of the $33 million recorded gift card liability, approximately $9 million relates to gift cards that have been inactive (i.e., the customer has not used the card in a purchase transaction) for two or more years.

          Given the relative immateriality of both our gift card sales and the recorded balances of the unredeemed gift cards, we have not previously disclosed an accounting policy with respect to the breakage of these cards in the notes to our financial statements. While immaterial to our financial statements, we have added our policy with respect to unredeemed gift cards to Note 1 to our audited financial statements and under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" included in the Registration Statements. Such policy is as follows:

    We sell gift cards at our Specialty Retail Stores and through our Direct Marketing operation. Unredeemed gift cards aggregated $25.6 million at July 30, 2005 and $21.8 million at July 31, 2004. The gift cards sold to our customers have no stated expiration dates and are subject to actual and/or potential escheatment rights in various of the jurisdictions in which we operate. As a result, we have not reversed any unredeemed gift card balances into income in fiscal years 2005, 2004 or 2003 pending a final determination as to the invalidity of current and potential escheatment claims in any applicable jurisdictions with respect to the unredeemed balances of gift cards.

          Similar disclosures will be made in the interim financial information included in the Registration Statements to disclose the $32.6 million balance of unredeemed gift cards at January 28, 2006 and the $27.3 million balance at January 29, 2005.

(1)
We have negotiated settlements in certain jurisdictions and are in the process of negotiating potential settlements in other jurisdictions related to various escheatable property issues, including gift cards. To date, we have not recorded any gift card breakage as a result of the settlements negotiated.

  Gift cards issued in connection with loyalty programs

          As indicated in our prior response, we administer our loyalty programs on a calendar year basis. For the loyalty programs conducted in 2002 and prior years, the gift cards issued upon the redemption of earned loyalty program points were not subject to expiration. Based upon the lack of an expiration date and our on-going review as to the applicability of the various state statutes related to unredeemed gift cards (based upon the factors previously described above), we maintain a liability for the unredeemed balance of these loyalty program gift cards and have not reversed such breakage into income.

          Beginning with calendar year 2003, the gift cards issued to customers upon redemption of their earned loyalty program points expire twelve months after the end of the program year. That is, gift cards issued in redemption of points earned in calendar year 2003 expired on December 31, 2004 and gift cards issued in redemption of points earned in calendar year 2004 expired on December 31, 2005. As a result of the expiration of the 2003 and 2004 program year loyalty program gift cards, we analyze the balance of the unredeemed amounts quarterly and reverse the unredeemed balance into income (net of the estimated amounts of expired gift cards anticipated to be reactivated as customer concessions subsequent to the expiration date). The amounts reversed into income for program years 2003 and 2004 are as follows (in millions):

	Program Year 2003	Program Year 2004
2Q Fiscal Year 2005	$0.4	$—
3Q Fiscal Year 2005	—	—
4Q Fiscal Year 2005	0.5	—
1Q Fiscal Year 2006	0.1	1.3
2Q Fiscal Year 2006	—	0.1

          With respect to the program year 2003 loyalty program gift cards, we estimated the breakage primarily based upon our analysis of the expired gift cards and our expectations as to the level of such expired cards that we would voluntarily reactivate as customer concessions. We have estimated the breakage for program year 2004 based upon our reactivation experience for program year 2003. We have not disclosed a policy related to the breakage of gift cards issued in connection with our loyalty programs given the immateriality of such amounts ($0.9 million in fiscal year 2005 and $1.5 million in fiscal year 2006).

Amendment No. 1 to Registration Statement on Form S-4 Filed May 12, 2006

3.
Please amend your filing as applicable to address the above comments.

        Response:

          The Form S-4 Registration Statement has been amended to address the above comments.

          The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Registration Statements at the Staff's earliest convenience. Please feel free to contact the undersigned at (214) 743-7630 or Robert P. Davis, at (212) 225-2670.

Very truly yours,

THE NEIMAN MARCUS GROUP, INC.

By:	/s/ JAMES E. SKINNER
Name:	James E. Skinner
Title:	Senior Vice President and Chief Financial Officer
cc:
Securities and Exchange Commission:
Michael Moran
William Thompson
Scott Anderegg

Cleary Gottlieb Steen & Hamilton, LLP:
Robert P. Davis